June 22, 2011
VIA FEDEX AND EDGAR

Re:	Regional Management Corp. Registration Statement on Form S-1 File No. 333-174245
Matt McNair, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. McNair:
          On behalf of Regional Management Corp. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value $0.10 per share, marked to show changes from the Registration Statement as filed on May 16, 2011. The Registration Statement has been revised in response to the Staff’s comments and generally updates certain other information.
     In addition, we are providing the following responses to your comment letter, dated June 10, 2011, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	2	June 22, 2011
General
1.	Prior to requesting acceleration of effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters’ compensation.

The Company acknowledges the Staff’s comment and confirms that it will request that the underwriters of the offering request that FINRA provides confirmation to the Staff that FINRA does not object to the underwriters’ compensation prior to the Company’s request for effectiveness.

2.	Please revise to disclose, as soon as practicable, all information that is not permitted to be omitted from the registration statement at the time of effectiveness. Note that we will need time to review this information prior to accelerating the effectiveness of the registration statement.

The Company acknowledges the Staff’s comment and confirms that it will provide all remaining information required (except information allowed to be excluded by Rule 430A) in a subsequent pre-effective amendment. The Company understands that the Staff requires a reasonable amount of time for review.

3.	We note the second paragraph on page ii. This language appears to be disclaiming the accuracy of industry and market data being provided and such language may confuse investors. Please revise this section to remove any disclaimers of accuracy with respect to industry and market data.

In response to the Staff’s comment, the Company has revised its disclosure on page ii of Amendment No. 1 to remove any disclaimers of accuracy with respect to industry and market data.
Prospectus Cover Page
4.	We note the placeholder for the price range on the prospectus cover page. If you intend to circulate a preliminary prospectus, please confirm that you will disclose the price range prior to first using the preliminary prospectus. Refer to Instruction 1 to Item 501(b)(3) of Regulation S-K.

The Company acknowledges the Staff’s comment and confirms that it will provide a price range in a subsequent pre-effective amendment prior to circulating a preliminary prospectus to potential investors.

5.	Please revise to disclose the number of shares to be offered in the offering. This information must be disclosed prior to first using the prospectus. Revise the remainder of the prospectus accordingly. Refer to Item 501(b)(2) of Regulation S-K.

The Company acknowledges the Staff’s comment and confirms that it will provide the number of shares to be offered in the offering in a subsequent pre-

Securities and Exchange Commission	3	June 22, 2011
effective amendment prior to circulating a preliminary prospectus to potential investors.
Risk Factors General
6.	Revise this section to update your disclosure from the December 31, 2010 fiscal year end to provide information as of a more recent date. For example, revise your disclosure to clarify whether you continue to be in compliance with all the covenants required as part of your revolving and mezzanine financing facilities.

In response to the Staff’s comment, the Company has revised its disclosure on pages 11, 12, 13, 15, 16 and 17 of Amendment No. 1 to update the information as of a more recent date.

7.	Revise the last risk factor on page 19, first full risk factor on page 20, or add a separate risk factor to discuss the potential impact upon your operations from any limitation on your ability to “rollover” or refinance consumer loans from existing customers.

In response to the Staff’s comment, the Company has revised its disclosure on page 20 of Amendment No. 1 to include disclosure regarding the potential risk of regulatory action that could limit the Company’s ability to “rollover” or refinance consumer loans.
We are exposed to credit risk in our lending activities, page 14
8.	Please revise to disclose the criteria you use to determine whether a borrower is a non-prime borrower. In addition, disclose whether these criteria have changed during the periods presented.

In response to the Staff’s comment, the Company has revised its disclosure on page 15 of Amendment No. 1 to include a description of how the Company determines whether a borrower is a non-prime borrower and that the criteria have not changed during the periods presented.
Our internal controls over financial reporting ..., page 24
9.	Please tell us, with a view toward revised disclosure, what standards contemplated by Section 404 of the Sarbanes-Oxley Act you currently do not meet. In addition, tell us, with a view toward revised disclosure, what actions you intend to take to ensure compliance with Section 404.

In response to the Staff’s comment, the Company has revised its disclosure on page 24 of Amendment No. 1 to disclose that the Company has not yet completed an assessment of internal controls over financial reporting as contemplated by Section 404 of the Sarbanes-Oxley Act and therefore cannot conclude in accordance with Section 404 that it does not have a material weakness in its internal controls. The Company has also revised its disclosure

Securities and Exchange Commission	4	June 22, 2011
to include a description of the actions that the Company has taken or intends to take to ensure compliance with Section 404.
Unaudited Pro Forma Consolidated Financial Information, page 31 General
10.	We note your pro forma financial statements are incomplete and, therefore, do not contain enough information for us to fully analyze their compliance with Article 11 of Regulation S-X. Please provide complete pro forma financial statements in your next amendment. We may have further comments upon review and receipt of your pro forma financial statements.

The Company advises the Staff that all remaining information to be included in the pro forma financial statements is dependent on the size of the offering, which has not yet been determined. The Company acknowledges the Staff’s comment and confirms that it will provide complete pro forma financial statements along with a price range in a subsequent pre-effective amendment prior to circulating a preliminary prospectus to potential investors.

11.	Pro forma financial information in accordance with Article 11 of Regulation S-X is intended to provide investors with information about the continuing impact of a transaction by showing how a specific transaction or group of transactions might have affected historical financial statements. Please carefully review each of the pro forma adjustments contained in your completed pro forma financial statements to ensure that they illustrate only the isolated and objectively measurable effects of the transaction and exclude effects that rely on highly judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of the transaction.

The Company advises the Staff that it has reviewed each of the pro forma adjustments contained in the pro forma financial statements and has concluded that each such adjustment illustrates only the isolated and objectively measurable effects of the transaction. Each pro forma adjustment is directly attributable to (1) the increase in the number of shares of common stock outstanding following the transaction, (2) the receipt of the net proceeds of the transaction, (3) the application of a portion of the net proceeds of the transaction to repay indebtedness, (4) the termination of the advisory agreements and consulting agreements, which will terminate upon the consummation of an initial public offering in accordance with their terms or (5) the termination of the right of the individual owners to sell their stock back to the Company, which pursuant to the terms of the shareholders agreement among the Company, Regional Holdings LLC, the sponsors and the individual owners terminates upon the consummation of an initial public offering.
Interest and Fee Income, page 37
12.	We note your disclosure that you charge different interest rates and fees on the various types of loans that you offer. As interest and fee income represents a

Securities and Exchange Commission	5	June 22, 2011
material component (85.5%) of total revenue at December 31, 2010, please revise your discussion regarding the changes in interest and fee income to provide more granular information by loan product. For example, consider providing a table that shows average loans in each category and the average yield on such loans for each period presented. Revise your discussion to discuss the underlying reasons for the changes.
In response to the Staff’s comment, the Company has revised its disclosure on page 40 of Amendment No. 1 to disclose the average finance receivables and average yield for each loan product for the year ended December 31, 2010 and the three months ended March 31, 2011. The Company supplementally advises the Staff that the Company replaced its general ledger system in September 2009. The data recorded by the Company’s prior general ledger system for each loan product is not sufficient to determine the average finance receivables or average yield for years prior to the year ended December 31, 2010.
Management’s Discussion and Analysis of Financial Condition and Results of Operations General
13.	Please revise this section to discuss any differences in regional growth among the states in which you operate. For example, we note that your volume for large installment loans and auto loans in Texas is significantly smaller than in other states even though you have the second most branch sites in that state.

In response to the Staff’s comment, the Company has revised its disclosure on page 39 of Amendment No. 1 to include a discussion of differences in regional growth among the states in which the Company operates.
Year Ended December 31, 2010 Compared to Year End December 31, 2009, page 40 General
14.	Please revise your MD&A to provide more granular information related to changes in your loan portfolio and allowance for loan losses. Although you are not a bank holding company, given your material loan portfolio and the perceived credit risk related to non-prime borrowers, we strongly encourage you to provide tabular disclosures similar to those required under Items III and IV of Industry Guide III and to discuss any significant changes in trends (by loan type) during the periods presented. Alternatively, provide a more detailed discussion in these areas that complies with Item 303 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 49 and 50 of Amendment No. 1 to include certain of the tabular disclosures contemplated under Item III and Item IV of Industry Guide III. The Company believes that its disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section complies with Item 303 of Regulation S-K, including Instruction 13 to Paragraph 303(a) of Regulation S-K.

Securities and Exchange Commission	6	June 22, 2011
Critical Accounting
Policies Loan Losses, page 47
15.	Please revise to provide more information related to the specific methodology you use to determine your allowance for loan losses and a discussion of why this estimate bears the risk of change. Specifically disclose:
•	how loans with similar characteristics are grouped to be evaluated for loan collectability (such as loan type, past-due status, and risk);

•	how loss rates are determined (e.g., historical loss rates adjusted for environmental factors or migration analysis) and what factors are considered when establishing appropriate time frames over which you evaluate loss experience;

•	a description of qualitative factors (e.g., industry, geographical, economic, and political factors) that have affected loss rates or other loss measurements; and

•	how accurate your estimate has been in the past, how much the estimate has changed in the past, and whether the estimate is reasonably likely to change in the future.
In response to the Staff’s comment, the Company has revised its disclosure on pages 52 and 53 of Amendment No. 1 to include a discussion of the specific methodology used by the Company to determine the allowance for loan losses and a discussion of why this estimate bears the risk of change.

16.	We note as of January 1, 2010, you changed your loan loss methodology for small installment loans to determine the allowance for loan losses to the trailing eight months, rather than the trailing nine months, to more accurately reflect the six-month average life of these loans. Please tell us and revise to disclose:
•	why you chose the trailing eight months, rather than the trailing six months to more accurately reflect the six month average life of these loans; and

•	how you considered whether the change to your allowance methodology represents an error in the financial statements that would require restatement of prior periods.
In response to the Staff’s comment, the Company has revised its disclosure on page 53 of Amendment No. 1 to include a discussion of the change in loan loss methodology for small installment loans, including a discussion of why the Company chose the trailing eight months, rather than the trailing six months, and how the Company considered whether the change represents an error in the financial statements that would require a restatement of prior periods.

Securities and Exchange Commission	7	June 22, 2011
17.	In addition to the above, we note that the change in your allowance methodology reduced the loss allowance for small installment loans by $1.1 million as of January 1, 2010. However, we also note the allowance rollforward on page F-14 does not include a separate line item that quantifies this change. Please tell us where the change is currently reflected in your allowance rollforward and revise to quantify the change as a separate line item.

In response to the Staff’s comment, the Company has revised its disclosure on pages 52, 53 and F-15 of Amendment No. 1 to include a discussion of the quantification of the change in the allowance methodology, including a discussion of how the change is reflected in the allowance rollforward.
Business
Strong Portfolio Quality, page 53
18.	Please revise to provide more detailed information with respect to the specific underwriting standards you use to evaluate a potential borrower’s creditworthiness. For example, you disclose that you examine length of current employment, duration of residence and a credit report detailing the applicant’s credit history. However, we do not see disclosure of the particular items you are looking for in these areas (e.g., minimum length of employment, minimum duration of residence, minimum FICO scores, etc.). If these items differ by loan product, please make this clear in your disclosures.

In response to the Staff’s comment, the Company has revised its disclosure on page 59 of Amendment No. 1 to provide more detailed information with respect the Company’s underwriting standards.
Grow Our Branch Network, page 54
19.	We note that you intend to expand your operations into new states. Please revise to disclose whether interest rate and/or regulatory environments in certain states would currently preclude you from seeking to expand your business into those states.

In response to the Staff’s comment, the Company has revised its disclosure on page 60 of Amendment No. 1 to include a more detailed discussion of the effect of interest rate and/or regulatory environments in certain states on the Company’s expansion plans.

Securities and Exchange Commission	8	June 22, 2011
Continue to Expand and Capitalize on Our Diverse Channels and Products, page 54
20.	We note that you intend to increase the use of live checks to grow your loan portfolio. Please tell us, with a view toward revised disclosure, whether the use of live checks is prohibited in any state in which you currently do business. Please also tell us, with a view toward revised disclosure, whether practices related to the use of live checks are the subject of any pending legislation in the states in which you currently do business.

In response to the Staff’s comment, the Company has revised its disclosure on pages 60 and 61 of Amendment No. 1 to include a description of regulations applicable to live checks, including whether the use of live checks is prohibited in any state in which the Company currently does business and whether practices related to the use of live checks are the subject of any pending legislation in the states in which the Company currently does business.
Continue to Focus on Sound Underwriting and Credit Control, page 55
21.	We note your philosophy includes working with customers experiencing payment difficulties and you use repossession only as a last option. Please revise to disclose whether you performed any loan modifications during the periods presented. If you have, disclose the amount of modifications performed, and whether the modifications are accounted for as TDRs. Specifically, explain the key factors you considered to determine if the modification represented a concession and whether the borrower was experiencing financial difficulties. Refer to ASC 310-40-35 and 50.

In response to the Staff’s comment, the Company has revised its disclosure on page 61 of Amendment No. 1 to include a more detailed discussion of the assistance that the Company provides to borrowers experiencing financial difficulties and to include a statement that the Company has not performed any loan modifications.
Payment and Loan Collections, page 61
22.	Revise this section to discuss the resources available to engage in the collection on delinquent accounts. Also, discuss your process for remediation of delinquent accounts, including how you take action to perfect and act on the security interests that you take in the borrower’s assets for each loan type.

In response to the Staff’s comment, the Company has revised its disclosure on page 68 of Amendment No. 1 to include a more detailed discussion of the Company’s process for collecting on delinquent accounts and the Company’s actions to perfect and act on the security interests for each loan type.

Securities and Exchange Commission	9	June 22, 2011
Composition of the Board of Directors After this Offering, page 68
23.	We note the disclosure here and on page 23 regarding the possible implications of being a “controlled company.” Please revise here and on page 23 to disclose whether you currently expect your current owners to control more than 50% of the voting power for the election of directors of your outstanding common stock after the offering.

In response to the Staff’s comment, the Company has revised its disclosure on pages 23 and 75 of Amendment No. 1 to state that the Company expects that it will be a controlled company immediately following the offering. The Company will revise the disclosure in a subsequent pre-effective amendment if the Company no longer anticipates that it will be a controlled company.
Director Compensation, page 71
24.	Please tell us how you concluded the consulting fees paid to Mr. Godley are not required to be disclosed in a Director Compensation Table. Refer to Item 402(k)(2)(vii)(F) of Regulation S-K and Instruction 2 to Item 402(k)(2)(vii).

The Company supplementally advises the Staff that the consulting services that Mr. Godley provides to it are unrelated to his service on its board of directors. In response to the Staff’s comment, the Company has revised its disclosure on page 78 of Amendment No. 1 to include the amount of fees it paid to Mr. Godley for his consulting services to the Company in 2010 in addition to a cross-reference to the description of the consulting agreement under the heading “Certain Relationships and Related Person Transactions.”
Compensation Discussion and Analysis, page 71
25.	We note the disclosure that “executive compensation programs following the consummation of this offering could differ materially from those summarized in this Compensation Discussion and Analysis section.” Please tell us, with a view toward revised disclosure, whether you have any current intentions to materially deviate from your current compensation programs and/or practices. We note the disclosure on page 75 under the heading “Actions Taken in 2011 and Anticipated Actions in Connection with the Offering.”

The Company supplementally advises the Staff that it has no current intentions to materially deviate from its current compensation programs and/or practices other than as disclosed on page 82 of Amendment No. 1. If the Company develops such intentions prior to the consummation of the offering, it will revise the disclosure in a subsequent pre-effective amendment. In response to the Staff’s comment, the Company has revised its disclosure on page 82 of Amendment No. 1 to state that, following the consummation of the offering, the Company may determine that it wishes to change some of its executive compensation programs in light of the availability of publicly-traded equity as a compensation tool, but it has not yet formulated any plans to make such changes.

Securities and Exchange Commission	10	June 22, 2011
Compensation Determination Process, page 71
26.	It appears you benchmark certain elements of compensation to your peers. Please revise to disclose the component companies that make up the compensation peer group. We note that you did not “target any specific pay percentile for [y]our named executive officers.” Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05.

The Company respectfully notes that it does not use data from peer group companies as a reference point on which to base, justify or provide a framework for compensation decisions. Nonetheless, in response to the Staff’s comment, the Company has revised its disclosure on page 79 of Amendment No. 1 to include the names of the peer group companies it uses to obtain a sense of the competitive market for executive compensation.
Performance-Based Annual Cash Awards, page 72
27.	We note the disclosure in the table on page 74. Please revise to disclose how the percentages in the column “Percentage of Base Salary Used to Determine Award Eligibility” are determined.

In response to the Staff’s comment, the Company has revised its disclosure on page 81 of Amendment No. 1 to describe how the percentages in the column “Percentage of Base Salary Used to Determine Award Eligibility” are determined.
Summary Compensation Table, page 75
28.	We note that you provide compensation disclosure for only four persons. Please confirm that you do not have a third executive officer other than the PEO and PFO who served as an executive officer at the end of the last completed fiscal year and who earned an amount in excess of that specified in Instruction 1 to Item 402(a)(3) of Regulation S-K.

The Company supplementally advises the Staff that, during 2010, it had only four persons that fell within the definition of “executive officer” in Rule 3b-7 under the Securities Exchange Act of 1934, as amended. In the event that the Company hires an additional executive officer in 2011, it will identify five named executive officers in its executive compensation disclosure for 2011.
Consolidated Financial Statements
General
29.	Please revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

The Company has revised the financial statements included in Amendment No. 1 to include unaudited financial statements as of and for the three months ended March 31, 2011 in accordance with Rule 3-12 of Regulation S-X.

Securities and Exchange Commission	11	June 22, 2011
30.	Please provide an updated consent from your independent accountants in the pre-effective amendment.

The Company has included an updated consent from McGladrey & Pullen, LLP, its independent accountants, as Exhibit 23.1 to Amendment No. 1.
Notes to Consolidated Financial Statements
Note 1- Nature of Business and Significant Accounting Policies
Impaired Loans, page F-9
31.	We note your charge-off policy that once a loan is deemed uncollectible, the net investment is charged-off, except in the case of a borrower who has filed for bankruptcy. Please revise to disclose the specific factors you use to determine whether a loan is uncollectible.

In response to the Staff’s comment, the Company has revised its disclosure on page F-9 of Amendment No. 1 to disclose the specific factors the Company uses to determine whether a loan is uncollectible.

32.	We note bankrupt accounts that had not been charged-off totaled $2.7 million at December 31, 2010. Please tell us whether these loans were fully reserved for and explain the reasons they have not been charged-off.

In response to the Staff’s comment, the Company has revised its disclosure on page F-9 of Amendment No. 1 to describe reasons not all bankrupt accounts have been charged-off.

33.	Similarly, we note loans 180 days or more contractually delinquent which are fully reserved for but have not been charged-off. Clarify whether these loans include bankrupt accounts and/or other types of loan accounts. Provide us a more granular breakdown of the delinquency statistics of these loans (e.g., 1 year, 2 years, etc.) and explain the reasons they have not been charged-off.

In response to the Staff’s comment, the Company has revised its disclosure on page F-9 of Amendment No. 1 to disclose which of the loans 180 days or more contractually delinquent are bankrupt accounts.
Note 2. Finance Receivables, Credit Quality Information and Allowance for Loan Losses, page F-14
34.	We note your tabular presentation of finance receivables in the table presented at the bottom of page F-14. Please revise to disaggregate your bankrupt accounts from your direct consumer receivables.

The Company respectfully advises the Staff that it does not believe that accounts of customers in bankruptcy are a separate category of loans in accordance with ASU 310-10-55-16. However, in response to the Staff’s comment, the Company

Securities and Exchange Commission	12	June 22, 2011
has revised its disclosure on page F-16 of Amendment No. 1 to disaggregate bankrupt accounts from direct consumer receivables.
35.	Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 of ASU 2010-20 when determining that bankrupt accounts should not be presented as a separate class. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

The Company supplementally advises the Staff that, in accordance with paragraph 310-10-55-16 of ASU 2010-20, the Company is required to determine classes of financing receivables on the basis of the model under which they were initially recorded, such as amortized cost or acquired with credit deterioration and entity assessment. The Company originates loans directly or purchases loans at the time of retail sale and as a result, the Company uses the amortized cost model at the inception of the loan. The Company has disaggregated the consumer loan portfolio into four portfolio segments (small installment loans, large installment loans, automobile purchase loans and furniture and appliance purchase loans) as indicated on pages F-15 and F-41 of Amendment No. 1. The Company has determined that, based on ASC 310-10-50-11Bc, loans more than 180 days past due are not a separate portfolio segment and have been removed from the table.

Loans more than 180 days past due are a credit quality indicator, and a reserve is established for those loans. Bankrupt accounts are not a separate class since those loans become bankrupt after loan origination. In making the Company’s assessment of the allowance for loan losses, all loans are homogeneous, including accounts of customers in bankruptcy, and are collectively evaluated within portfolio segments for impairment in accordance with the codification. There is no difference between a regular account and the account of a customer in bankruptcy except that the servicing of a bankrupt customer’s loan is not within the Company’s control.

36.	We note you recorded a negative provision totaling $1.1 million for your 180 days plus delinquent loans. Please tell us and revise your Management’s Discussion and Analysis to disclose the reasons for the negative provision.

In response to the Staff’s comment 35, the Company has revised the loan class schedule on pages F-15 and F-41 of Amendment No. 1 and, as a result, the negative provision for the 180 days plus delinquent loans category has been eliminated in the disclosure.

37.	We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is

Securities and Exchange Commission	13	June 22, 2011
reasonably available, please consider providing comparative disclosure in your amended filing considering the significant benefit this information provides investors and the objective of the ASU.
In response to the Staff’s comment, the Company has revised its disclosure on page F-15 of Amendment No. 1 to include a summary of the allowance for loan losses compared to the related finance receivables as of December 31, 2009.
Exhibits
38.	Please file with your next amendment all exhibits that you indicate will be filed by amendment or tell us when you plan to file them. Note that we may have comments after reviewing these exhibits.

The Company has included a number of the exhibits in Amendment No. 1. The Company will file any remaining required exhibits in one or more future pre-effective amendments. The Company understands that the Staff requires a reasonable amount of time for review.
*          *          *          *          *

Securities and Exchange Commission	14	June 22, 2011
          Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 or Lesley Peng at 212-455-2202 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission Christian Windsor, Esq. Sharon Blume John Nolan Regional Management Corp. Thomas H. Fortin White & Case LLP Colin J. Diamond